

November 30, 2010

Mr. Edward T. Whelan
Chief Financial Officer
135 First Street
Keyport, New Jersey 07735

      Re: **Energiz Renewable, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed April 13, 2010
              File No. 000-27279

Dear Mr. Whelan:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the Quarter Ended September 30, 2010

Notes to the Financial Statements

– General

We note from your disclosure in the Risk Factors section on page 17 that as of March 17, 2010, David Brown owns or controls a total of 8,789,400 common shares of the Company, which constitutes 71.6% of the total outstanding share and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.

Note I. Joint Venture Agreements

We note that during 2010 you entered into three joint venture agreements for the development of sites in various countries and in connection with the closing of these agreements you issued stock which was expensed based on the fair value at that date. Please tell us and revise the notes to your financial statements in future filings to disclose if you have an ownership interest in any of these joint ventures. If so, please tell us how you intend to account for your interest in these joint ventures going forward.

Management's Discussion and Analysis

– Results of Operations

We note your disclosure that operating expenses increased from $294,800 for the nine months ended September 30, 2009 to $1,491,780 for the same period in 2010 and this was mainly due to the Company engaging in business activities and related travel expenses since it resumed operation in March 2010. Please expand your discussion of operating expenses in future filings to quantify and discuss the significant cost components within this broad category, such as research and development, marketing costs, salary expense, travel, and any other significant components that would enable readers to understand your business better.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(732) 298-6211